SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
WESTERN STANDARD ENERGY CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

959590209
(CUSIP Number)

Peter Jenks c/o Western Standard Energy Corp. 7 New Road, Second Floor, #6, Belize City, Belize Tel: (561) 300-5130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	959590209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Monaco Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
100,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)  Based on 194,198 shares of common stock issued and outstanding as of the date of this report.

This statement is being filed on behalf of Monaco Capital Inc. (“Monaco”) relating to the shares of common stock of Western Standard Energy Corp., a corporation incorporated under the laws of the State of Nevada (the “Issuer”).

Item 1.  Security and Issuer

This statement relates to shares of common stock with $0.001 par value per share of the Issuer. The principal executive offices of the Issuer are located at 7 New Road, Second Floor, #6, Belize City, Belize.

Item 2.  Identity and Background

(a)	Monaco Capital Inc.

(b)	7 New Road, Second Floor, #6 Belize City, Belize.

(c)	Monaco is a company incorporated under the laws of Belize.

(d)	During the last five years, Monaco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
During the last five years, Monaco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	K. Kaffa is the beneficial owner of Monaco.

(g)
Mr. Kaffa has not been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On February 16, 2010, the Issuer issued 100,000 shares of its common stock to Monaco at $0.0015 per share for gross proceeds of $150 pursuant to a private placement subscription agreement dated February 12, 2010.  The subscription funds for the placement came from working capital of Monaco.

Item 4.  Purpose of Transaction

The purpose of the transaction described above was to complete the change of control of the Issuer.

Depending on market conditions and other factors, Monaco may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Monaco also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Monaco does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer, or the disposition of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiary; a sale or transfer of a material amount of assets of the Issuer or its subsidiary; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Monaco is 100,000 shares, or approximately 51.5% of the Issuer, based on 194,198 shares of common stock outstanding as of the date of this statement.

Mr. Kaffa has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 100,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Monaco has not effected any transaction in the shares of common stock of the Issuer during the past sixty days.

No person, other than Mr. Kaffa, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 100,000 shares of common stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Monaco and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

10.1
Form of Private Placement Subscription Agreement dated February 12, 2010 between the Company and Monaco Capital Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K filed on February 22, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010	MONACO CAPITAL INC. /s/ Bob Bandfield Name: Bob Bandfield Title: Secretary

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).